Exhibit 99.1

4.3. Describe the legal, administrative or arbitration proceedings to which the issuer or its subsidiaries are a party, specifying labor, tax and civil claims, among others: (i) that are not confidential, and (ii) that are relevant for the business of the issuer or its subsidiaries, indicating:

For purposes of this item, we adopted as materiality criterion operations involving amounts higher than R$740 million, which represents 0.5% of Itaú Unibanco Holding’s stockholders’ equity under IFRS (R$148,006 million on December 31, 2017).

Civil, tax, and labor contingencies are provided for whenever a loss is assessed as probable. Provisions are also recorded, irrespective of the event of an unfavorable outcome to the company, for those cases of tax contingencies in which the outcome of the case is dependent on the recognition of unconstitutionality of the legislation in force.

Management believes that the provisions for legal and administrative contingencies in place are sufficient to cover probable losses and that these may be reasonably estimated. We believe that any losses arising from other administrative or legal contingencies will not have a material adverse effect on our business, financial position or results.

Civil Proceedings

Case No. 2007.51.01.001894-7

a.	Court: 22nd Federal Lower Court of the Judiciary Section of Rio de Janeiro (State of Rio de Janeiro)
b.	Jurisdiction: Appellate Court – Court of Appeals of the State of Rio de Janeiro
c.	Filing date: 02.05.2007
d.	Parties to the proceedings: Association of Minority Shareholders of Publicly-Held Companies (Associação dos Acionistas Minoritários em Cia. de Capital Aberto) vs. Banco Banerj S.A. “Banerj”), Banco do Estado do Rio de Janeiro S.A. (“Berj”), State of Rio de Janeiro and Central Bank of Brazil.
e.	Amounts, assets or rights involved: R$4,741,452,260.00 (originally claimed amount)
f.	main facts: This public-interest civil action filed by the Association of Minority Shareholders of Publicly-Held Companies against Banco do Estado do Rio de Janeiro – BERJ, the State of Rio de Janeiro, the Central Bank of Brazil, and Banco Banerj S.A. is aimed at annulling a series of acts carried out under the scope of the special administration regime and the extrajudicial liquidation of Banco do Estado do Rio de Janeiro, as well as at getting a refund for alleged financial losses arising from these acts accordingly. The case was dismissed without prejudice, as set forth by Article 267, IV, of the Code of Civil Procedure (CPC). The appeal filed by the plaintiff was denied. The motion for clarification filed by the Association of Minority Shareholders was denied. The special appeal filed by the Association of Minority Shareholders was denied, and subsequently this party filed an interlocutory appeal, against which the Bank submitted an appellee’s brief, which is pending trial.
g.	Chance of loss: Remote
h.	Analysis of impact in the event of an unfavorable decision: To indemnify the minority shareholders for the alleged losses caused by the measures adopted by the majority shareholder – State of Rio de Janeiro – to the former Banerj.

Case No. 2005.70.00.027997-3

a.	Court: 6th Federal Lower Court - Curitiba - State of Paraná
b.	Jurisdiction: Federal Supreme Court (STF)
c.	Filing date: 10.13.2005
d.	Parties to the proceedings: State of Paraná and Public Prosecution Office of the State of Paraná vs. Federal Government, Central Bank of Brazil and Itaú Unibanco S.A.
e.	Amounts, assets or rights involved: R$3,738,621,318.72 (originally claimed amount)
f.	Main facts: The plaintiffs require indemnity for damage allegedly incurred by the State of Paraná as a result of the incorrect evaluation of tax credits in the privatization process of Banco Banestado S.A. (Banestado), which caused this government institution to take out a loan supposedly greater than necessary to restructure the financial institution in the pre-privatization period. The proceedings were challenged in court based on the claim that the tax credits were properly evaluated, and it is awaiting the decision of the Federal Supreme Court, where the matter is being considered as an original lawsuit. It should be noted that, as set forth by law, the privatization of Banestado was carried out through an invitation to bid. Additionally, at the time of the privatization, tax credits were evaluated by independent banks. Proceedings were suspended. We were served with notice to submit closing arguments on March 14, 2018.
g.	Chance of loss: Remote
h.	Analysis of impact in the event of an unfavorable decision: Payment to the State of Paraná of the amount corresponding to the tax credits.

Case No. 2000.51.01.030509-7

a.	Court: 2nd Federal Lower Court of the Judiciary Section of Rio de Janeiro (State of Rio de Janeiro)
b.	Jurisdiction: Federal Regional Court (TRF) of the 2nd Region
c.	Filing date: 11.21.2000
d.	Parties to the proceedings: Federal Public Prosecution Office vs. Itaú Unibanco S.A., Banco Banerj S.A. (“Banerj”), State of Rio de Janeiro, and Caixa Economica Federal.
e.	Amounts, assets or rights involved: R$942,399,095.28 (historical amount of the “B Account” set up on June 10, 1997).
f.	Main facts: This is a public-interest civil action involving aspects of Banerj's privatization process. The so called "B Account" (an escrow account) was set up by means of a bank loan between Caixa Econômica Federal and the State of Rio de Janeiro in the amount of R$942,399,095.28. The purpose of said account is to ensure the refund to the purchaser of Banerj, awarded in lawsuits filed based on events that took place before privatization. In these proceedings, the Federal Public Prosecution Office requires the partial nullity of the agreement that authorized the transfer of said amount to the “B Account”, as well as the joint obligation of the defendants to refund amounts unduly withdrawn through allegedly unlawful procedures adopted in the settlements of labor claims filed by Banerj’s former employees. The case was dismissed, recognizing the legality of the “B Account” set up and of the settlements signed. Decision of the Federal Regional Court upheld the dismissal of the case. This decision was later annulled for lack of notice to the Public Prosecution Office. The Federal Regional Court will try the case again.
g.	Chance of loss: Remote
h.	Analysis of impact in the event of an unfavorable decision: To refund the amounts of the labor settlements, which were paid with funds from the “B Account”, and to prevent any new withdrawals from “B Account.

Case No. 2003.51.01.028514-2

a.	Court: 2nd Federal Lower Court of the Judiciary Section of Rio de Janeiro (State of Rio de Janeiro)
b.	Jurisdiction: Federal Regional Court (TRF) of the 2nd Region
c.	Filing date: 12.05.2003
d.	Parties to the proceedings: Federal Public Prosecution Office, Public Prosecution Office of the State of Rio de Janeiro, and Labor Public Prosecution Office vs. Itaú Unibanco S.A.; Banco Banerj S.A. (“Banerj”), Mr. Gilberto Carlos Frizao, Mr. Manuel Antonio Granado, and Mr. Otávio Aldo Ronco.
e.	Amounts, assets or rights involved: R$942,399,095.28 (historical amount of the “B Account” set up on June 10, 1997).
f.	Main facts: This is public-interest civil action based on alleged administrative improbity involving aspects of Banerj’s privatization process, related to the set up and use of the so-called “B Account” (an escrow account). In this proceeding, plaintiffs claim that there was undue withdrawals of funds deposited in the “B Account” through allegedly unlawful procedures adopted in labor claims filed by Banerj’s former employees (i.e. the non-filing of applicable appeals), for which reason they seek any withdrawal from the “B Account” to be previously submitted to the Finance Secretary of the State of Rio de Janeiro for approval, and also seek an award for damage against the defendants for the amounts unduly withdrawn under the penalties set forth in the Brazilian Improbity Law (Law n.º 8,429/1992), due to the administrative improbity of the defendants. The case was dismissed, recognizing the legality of the “B Account” set up and of the settlements signed. Decision of the Federal Regional Court upheld the dismissal of the case. This decision was later annulled for lack of notice to the Public Prosecution Office. The Federal Regional Court will try the case again.
g.	Chance of loss: Remote
h.	Analysis of impact in the event of an unfavorable decision: To refund the amounts unduly withdrawn from the “B Account”.

Case No. 00026352620148260272

a.	Court: 2nd Lower Civil Court of the Judicial District of Itapira - State of São Paulo
b.	Jurisdiction: Court of Justice
c.	Filing date: 08/06/2003
d.	Parties to the proceedings: KVA Engenharia Elétrica Ltda. vs. Itaú Unibanco
e.	Amounts, assets or rights involved: R$8,241,778,958.17 (June 2018)
f.	Main facts: Lawsuit to review current account, loan and renegotiation agreements, in which the bank was sentenced to exclude interest capitalization and refund over-collected amounts, including interest in the same proportion as it was charged by the bank. Regarding the calculation of the liquid amount, the lower court approved the amount of approximately R$7.6 billion to be reimbursed to the plaintiff, which uses capitalized interest. An interlocutory appeal was filed with the Court of Justice of the State of São Paulo against this decision.

g.	Chance of loss: Remote (probably in the amount of R$3,799,541.61)
h.	Analysis of impact in the event of an unfavorable decision: Loss of the amount challenged.

Tax Claims

Case No. 0204699-55.0500.8.26.0090 (204.699/05)

a.	Court: Municipal Tax Foreclosures of São Paulo
b.	Jurisdiction: Lower Court – Municipal Tax Foreclosures Lower Court of São Paulo
c.	Filing date: 11.30.2005
d.	Parties to the proceedings: City of São Paulo x Banco Itauleasing S/A (current corporate name of Cia Itauleasing de Arrendamento Mercantil)
e.	Amounts, assets or rights involved: R$2,764,494,603.11 (December 2017)
f.	Main facts: Tax foreclosure filed by the City of São Paulo for the collection of service tax (ISS) on lease operations. The motion to stay execution filed by the Bank, which challenges the place where the service was provided, the calculation basis, and the fact that amounts due were paid to the municipality in which the Bank has its head office (municipality of Poá/State of São Paulo), was denied. The Court of Justice of the State of São Paulo (TJSP) granted the appeal filed by the Bank to annul the appealed judgment due to alleged curtailment of the right to defend itself. The case was remanded to the original court so that the expert evidence required by the Bank is produced, and a new judgment is rendered. The production of expert evidence was started.
g.	Chance of loss: Remote.
h.	Analysis of impact in the event of an unfavorable decision: Payment of the amount challenged.

Case No. 16327.721830/2011-92

a.	Court: Federal Revenue Service
b.	Jurisdiction: Administrative Appellate Court – Administrative Board of Tax Appeals (CARF)
c.	Filing date: 12.28.2011
d.	Parties to the proceedings: Internal Revenue Service of Brazil vs. Itaú Cia. Securitizadora de Créditos Financeiros
e.	Amounts, assets or rights involved: R$1,307,935,680.37 (December 2017)
f.	Main facts: It requires the collection of IRPJ and CSLL payable for calendar year 2007, upon the acquisition, of the difference between the credit face value and its acquisition cost. The voluntary appeal filed in view of the unfavorable decision by the Judge of the Federal Revenue Office (DRJ) is awaiting decision.
g.	Chance of loss: Remote
h.	Analysis of impact in the event of an unfavorable decision: Loss of the amount challenged.

Case No. 16327.721481/2012-90

a.	Court: Federal Revenue Service
b.	Jurisdiction: Administrative Appellate Court – Administrative Board of Tax Appeals (CARF)
c.	Filing date: 12.14.2012
d.	Parties to the proceedings: Internal Revenue Service of Brazil vs. Itaú Unibanco S/A
e.	Amounts, assets or rights involved: R$856,455,834.84 (December 2017)

f.	Main facts: Tax assessment notice by social security authorities regarding the amount of profit sharing and bonus paid to employees from January 2007 to December 2008, and amounts of workers compensation insurance and contribution for third parties (education allowance). On June 14, 2016, the voluntary appeal was tried on the CARF. The motion for clarification filed by the Office of the General Counsel to the National Treasury (PGFN) was granted, in connection with the preemptive period for collection of a fine due to the non-performance of accessory obligation. The appellate decision is awaiting notice. We were served with notice of the appellate decision. A special appeal filed by the bank is pending trial.
g.	Chance of loss: Remote (R$346,070,543.33), Possible (R$377,784,719.25), and Probable (R$132,600,572.26)
h.	Analysis of impact in the event of an unfavorable decision: Loss of the amount challenged.

Case No. 16327.720.550/2014-18

a.	Court: Federal Revenue Service
b.	Jurisdiction: Administrative Appellate Court – Administrative Board of Tax Appeals (CARF)
c.	Filing date: 06.26.2014
d.	Parties to the proceedings: Internal Revenue Service of Brazil vs. Itaú Unibanco S/A
e.	Amounts, assets or rights involved: R$1,206,526,339.12 (December 2017)
f.	Main facts: Assessment notice aimed at the collection of social security tax due (employers and third parties) on payments made as profit sharing and bonus in 2009 and 2010. On June 14, 2016, the case was placed for trial docket on CARF, which decided to postpone trial to produce more evidence in connection with the periods under notification. The case returned to CARF after the end of the evidence production period.
g.	Chance of loss: Possible (R$960,332,057.46), and Probable (R$246,194,281.66)
h.	Analysis of impact in the event of an unfavorable decision: Loss of the amount challenged.

Case No. 16327.721108/2014-09

a.	Court: Federal Revenue Service
b.	Jurisdiction: Administrative Appellate Court – Administrative Board of Tax Appeals (CARF)
c.	Filing date: 12.05.2014
d.	Parties to the proceedings: Internal Revenue Service of Brazil vs. Itaú Unibanco S/A
e.	Amounts, assets or rights involved: R$1,174,642,180.01 (December 2017)
f.	Main facts: Assessment notice requiring the collection of Corporate Income Tax (IRPJ) and Social Contribution (CSLL) on the grounds that a portion of the goodwill earned on the Itaú Unibanco merger operation would have been incorrectly amortized on a fiscal basis. A separate fine is being levied due to the non-payment of monthly estimated amounts. We are awaiting to be served with a notice of the appellate decision that denied the voluntary appeals filed against the unfavorable decision by the Judge of the Federal Revenue Office (DRJ).
g.	Chance of loss: Remote (R$178,524,934.95), and Possible (R$996,117,245.06)
h.	Analysis of impact in the event of an unfavorable decision: Loss of the amount challenged.

Case No. 16327.721149/2015-78

a.	Court: Federal Revenue Service
b.	Jurisdiction: Administrative Appellate Court – Administrative Board of Tax Appeals (CARF)
c.	Filing date: 12/22/2015
d.	Parties to the proceedings: Internal Revenue Service of Brazil vs. Itaú Unibanco S/A
e.	Amounts, assets or rights involved: R$1,373,860,961.46 (December 2017)
f.	Main facts: Tax assessment notice requiring the collection of Corporate Income Tax (IRPJ) and Social Contribution (CSLL) from calendar years 2010, 2011, and 2012, in view of the disallowance of operating expenses (expenses on interbank deposits related to investments in ID/fixed income made by Unibanco, which funds invested derived from the full subscription of the capital stock increased by Itaú). We are awaiting to be served with a notice of the ruling that denied the voluntary appeal filed against the unfavorable decision by the DRJ.

g.	Chance of loss: Remote
h.	Analysis of impact in the event of an unfavorable decision: Loss of the amount challenged.

Case No. 16327.721095/2015-41

a.	Court: Federal Revenue Service
b.	Jurisdiction: Administrative Appellate Court – Administrative Board of Tax Appeals (CARF)
c.	Filing date: 12/04/2015
d.	Parties to the proceedings: Internal Revenue Service of Brazil vs. Itaú Unibanco S/A
e.	Amounts, assets or rights involved: R$835,757,562.31 (December 2017)
f.	Main facts: Tax assessment notice requiring the collection of IRPJ, CSLL, PIS, and COFINS related to the periods of 12.31.2010, 12.31.2011, and 12.31.2012, in view of Itaú Unibanco S/A not recognizing as taxable income the interest on income amounts distributed to Itaú Unibanco Holding by Banco Itaucard S/A and Itaú Corretora de Valores S/A. The voluntary appeal filed by the company was unanimously granted, and the appellate decision is awaiting to be served.
g.	Chance of loss: Remote (R$673,103,854.92), and Possible (R$162,653,707.38)
h.	Analysis of impact in the event of an unfavorable decision: Loss of the amount challenged.

Case No. 16327.720680/2013-61

a.	Court: Federal Revenue Service
b.	Jurisdiction: Administrative Appellate Court – Administrative Board of Tax Appeals (CARF)
c.	Filing date:06/25/2013
d.	arties to the proceedings: Internal Revenue Service of Brazil vs. Itaú Unibanco Holding S/A
e.	Amounts, assets or rights involved: R$26,613,452,728.57 (December 2017)
f.	Main facts: Assessment notice requiring the collection of Corporate Income Tax (IRPJ) and Social Contribution (CSLL) from fiscal year 2008, resulting from the transaction that led to the merger of Itaú Holding and Unibanco Holdings S.A. on April 10, 2017, CARF rendered a decision favorable to the Company, cancelling the tax assessment notice. A special appeal filed by PGFN is pending trial.
g.	Chance of loss: Remote
h.	Analysis of impact in the event of an unfavorable decision: Loss of the amount challenged.

Case No. 16327.721300/2013-14

a.	Court: Federal Revenue Service
b.	Jurisdiction: Administrative Appellate Court – Administrative Board of Tax Appeals (CARF)
c.	Filing date:11.14.2013
d.	Parties to the proceedings: Internal Revenue Service of Brazil vs. Itaú Unibanco S/A
e.	Amounts, assets or rights involved: R$2,694,401,902.53 (December 2017)
f.	Main facts: Collection of Corporate Income Tax (IRPJ) and Social Contribution (CSLL) required for alleged capital gain arising from the Itaú and Unibanco merger process. voluntary appeal was filed by the taxpayer, which was dismissed by the CARF. The special appeal filed by the Company before the Higher Chamber of Tax Appeals (CSRF) is currently pending trial. A special appeal filed is pending trial.
g.	Chance of loss: Remote

h.	Analysis of impact in the event of an unfavorable decision: Loss of the amount challenged.

Case No. 16327.720411/2017-29

a.	Court: Federal Revenue Service
b.	Jurisdiction: Administrative Lower Court – Judge of the Federal Revenue Service
c.	Filing date: 05.30.2017
d.	Parties to the proceedings: Internal Revenue Service of Brazil vs. Banco Itauleasing S/A
e.	Amounts, assets or rights involved: R$821,107,594.38 (December 2017)
f.	Main facts: Tax assessment notice in connection with PIS/Cofins driven by alleged lack of taxation on the economic-financial result of leasing operations carried out and closed in 2012 and 2013, with a 150% fine levied on credits determined, due to the alleged fraud committed in successive acts that place these results under the exemption range of PIS/COFINS according to Article 3 of paragraph 2 of Law No. 9,718/98. The related objection filed is pending trial.
g.	Chance of loss: Remote (R$86,651,481.47) and Possible (R$734,456,112.91)
h.	Analysis of impact in the event of an unfavorable decision: Loss of the amount challenged.

Case No. 2008.61.00.014763-1

a.	Court: 11th Lower Civil Court of the Federal Justice of São Paulo
b.	Jurisdiction: Appellate Court - Federal Regional Court of the 3rd Region
c.	Filing date: 06.23.2008
d.	Parties to the proceedings: Dibens Leasing S.A. Arrendamento Mercantil and Others vs. the Officer of the Financial Institutions of the State of São Paulo
e.	Amounts, assets or rights involved: R$1,289,013,601.88 (December 2017)
f.	Main facts: Preliminary injunction filed requiring the suspension of the enforceable increase to 15% from 9% to be levied on the plaintiffs, introduced by Provisional Measure (MP) 413/2008. Preliminary injunction denied. The case was dismissed. The appeal is awaiting trial.
g.	Chance of loss: Probable
h.	Analysis of impact in the event of an unfavorable decision: Loss of the amount challenged.

Labor Claims

Case No. 00447000320085020066

a.	Court: 66th Labor Lower Court of São Paulo (Barra Funda)
b.	Jurisdiction: Superior Labor Court (TST)
c.	Filing date: 02.28.2008
d.	Parties to the proceedings: A. K. A.S. vs. Itaú Unibanco S.A
e.	Amounts, assets or rights involved: R$5,063,407,229.34 (December 2017)
f.	Main facts: This refers to a labor claim with an unfavorable first ruling by the Regional Labor Court (TRT) against the defendant, with respect to the payment of overtime and monetary adjustment based on the same interest rates used by the bank, which directly challenges Law No. 8,177/91 and Precedent 445 of the TST, which bar this method of adjustment. Proceedings are suspended at the TST, since the appeal filed is awaiting trial (effect of decision on paid weekly rest – Case law guidance 394).
g.	Chance of loss: Remote
h.	Analysis of impact in the event of an unfavorable decision: Loss of the amount challenged.

Case No. 02329008220095020381

a.	Court: 1st Labor Lower Court of Osasco (State of São Paulo)
b.	Jurisdiction: Superior Labor Court (TST)
c.	Filing date:11.30.2009
d.	Parties to the proceedings: A. P.S.B. vs. Itaú Unibanco S.A and Itaú Vida e Previdência
e.	Amounts, assets or rights involved: R$18,239,715,867.37 (December 2017)
f.	Main facts: This refers to a labor claim with a final adverse judgment by the Regional Labor Court (TRT) against the defendant to pay overtime and monetary adjustment based on the same interest rates used by the bank, which directly challenges Law No. 8,177/91 and Precedent 445 of the TST, which bar this method of adjustment. A motion to set aside judgment filed by the bank was granted by the TRT. The plaintiff filed an ordinary appeal on the TST, which was denied, upholding the dismissal of judgment against the plaintiffs for malicious prosecution and attorney’s fees and court costs. The motion for clarification filed by the plaintiff was denied. The plaintiff filed extraordinary appeal to the Federal Supreme Court (STF). We filed appellee’s brief.
g.	Chance of loss: Remote
h.	Analysis of impact in the event of an unfavorable decision: Loss of the amount challenged.

Administrative Proceeding

Case No. 08700.008182/2016-57

a.	Court: Administrative Council for Economic Defense (CADE)
b.	Jurisdiction: Administrative Lower Court – General Superintendency of the Administrative Council for Economic Defense (CADE)
c.	Filing date: December 8, 2016, as published in the Official Gazette of the Federal Government.
d.	Parties to the proceedings: CADE “ex oficio” vs. Banco Itaú BBA S.A and others.
e.	Amounts, assets or rights involved: According to Law No. 12,529/11, Article 37, item I, any violation to the economic order will subject the company to a fine ranging from one-tenth percent (0.1%) to twenty percent (20%) of the gross revenues of the company, group or conglomerate, earned in the year prior to the filing of the administrative proceeding, in the business activity field in which the alleged violation was committed, which will never be lower than the alleged advantage gained, whenever such calculation is possible. On the grounds of lack of definition of the applicable calculation basis, as well as of the significantly wide range of percentages applicable, it will not be possible to calculate the fine amounts in the event of an unfavorable decision.
f.	Main facts: Administrative proceeding filed to investigate an alleged cartel in the Brazilian onshore foreign exchange market involving the Brazilian currency (Real). These presumed anticompetitive conducts would have been engaged mainly in the FX spot and the futures (derivatives) markets in Brazil by financial institutions (including Banco Itaú BBA S.A.) and individuals located in Brazil. The defense was timely filed on 01.08.2018.
g.	Chance of loss: Possible
h.	Analysis of impact in the event of an unfavorable decision: Payment of the fine amount.

Arbitration proceedings

The Issuer is not a party to any arbitration proceedings in progress at December 31, 2017 that are significant in terms of the matters or amounts involved.

4.3.1. Indicate the amount provided for, if any, for the lawsuits described in item 4.3

The total amount provided for the tax claims described in item 4.3. is R$1,667,808,455.80. No provision is recognized for civil and labor lawsuits since their likelihood of loss is classified as possible or remote.

12.5/6 – Composition and professional experience of the board of directors and fiscal council

Name	Date of birth	Management body	Date of election	Term of office	Number of consecutive terms of office
Taxpayer ID (CPF)	Profession	Elective office held	Date of investiture	Nominated by the controlling stockholder	Percentage of attendance at meetings
Other positions held and roles performed at the issuer		Description of other positions/roles
Rodrigo Luís Rosa Couto	08/08/1975	Board of Officers member only	04/26/2018	Annual	7
882.947.650-15	Business Administrator	19 – Other officers	06/25/2018	No	0.00%
Not applicable.		Officer
Fernando Barçante Tostes Malta	04/14/1968	Board of Officers member only	04/26/2018	Annual	2
992.648.037-34	Systems Analyst	19 – Other officers	06/25/2018	No	0.00%
Not applicable.		Executive Officer
Paulo Sergio Miron	07/26/1966	Board of Officers member only	04/26/2018	Annual	3
076.444.278-30	Accountant	19 – Other officers	06/25/2018	No	0.00%
Not applicable.		Executive Officer
Leila Cristiane Barboza Braga de Melo	10/04/1971	Board of Officers member only	04/26/2018	Annual	4
153.451.838-05	Lawyer	19 – Other officers	06/25/2018	No	0.00%
Member of the Disclosure and Trading Committee		Executive Officer
Caio Ibrahim David	01/20/1968	Board of Officers member only	04/26/2018	Annual	2
101.398.578-85	Engineer	19 – Other officers	06/25/2018	No	0.00%
Member of the Disclosure and Trading Committee		Director Vice President
Márcio de Andrade Schettini	05/22/1964	Board of Officers member only	04/26/2018	Annual	3
662.031.207-15	Engineer	19 – Other officers	06/25/2018	No	0.00%
Not applicable.		General Director
Andre Balestrin Cestare	06/08/1978	Board of Officers member only	04/26/2018	Annual	1
213.634.648-25	Engineer	19 – Other officers	06/25/2018	No	0.00%
Not applicable.		Officer
Renato Barbosa do Nascimento	10/28/1971	Board of Officers member only	04/26/2018	Annual	1
161.373.518-90	Accountant	19 – Other officers	06/25/2018	No	0.00%
Not applicable.		Officer
Tom Gouvêa Gerth	08/29/1975	Board of Officers member only	04/26/2018	Annual	1
256.166.718-94	Business Administrator and Accountant	19 – Other officers	06/25/2018	No	0.00%

12.5/6 - Composition and professional experience of the board of directors and fiscal council

Name	Date of birth	Management body	Date of election	Term of office	Number of consecutive terms of office
Taxpayer ID (CPF)	Profession	Elective office held	Date of investiture	Nominated by the controlling stockholder	Percentage of attendance at meetings
Other positions held and roles performed at the issuer		Description of other positions/roles
Not applicable.		Officer
André Sapoznik	02/24/1972	Board of Officers member only	04/26/2018	Annual	2
165.085.128-62	Engineer	19 – Other officers	06/25/2018	No	0.00%
Not applicable.		Director Vice President
Gilberto Frussa	10/20/1966	Board of Officers member only	04/26/2018	Annual	2
127.235.568-32	Lawyer	19 – Other officers	06/25/2018	No	0.00%
Not applicable.		Officer
Álvaro Felipe Rizzi Rodrigues	03/28/1977	Board of Officers member only	04/26/2018	Annual	4
166.644.028-07	Lawyer	19 – Other officers	06/25/2018	No	0.00%
Member of the Disclosure and Trading Committee		Officer
Sergio Mychkis Goldstein	11/12/1977	Board of Officers member only	04/26/2018	Annual	2
282.310.718-57	Lawyer	19 – Other officers	06/25/2018	No	0.00%
Not applicable.		Officer
Eduardo Mazzilli de Vassimon	10/07/1958	Board of Officers member only	04/26/2018	Annual	6
033.540.748-09	Business Administrator	19 – Other officers	06/25/2018	No	0.00%
Not applicable.		General Director
Claudia Politanski	08/31/1970	Board of Officers member only	04/26/2018	Annual	10
132.874.158-32	Lawyer	19 – Other officers	06/25/2018	No	0.00%
Not applicable.		Director Vice President
Alexsandro Broedel	10/05/1974	Board of Officers member only	04/26/2018	Annual	5
031.212.717-09	Accountant	19 – Other officers	06/25/2018	No	0.00%
Investor Relations Officer		Executive Officer
Chairman of the Disclosure and Trading Committee
Emerson Macedo Bortoloto	07/25/1977	Board of Officers member only	04/26/2018	Annual	7
186.130.758-60	Information Technologist	19 – Other officers	06/25/2018	No	0.00%
Not applicable.		Officer

12.5/6 - Composition and professional experience of the board of directors and fiscal council

Name	Date of birth	Management body	Date of election	Term of office	Number of consecutive terms of office
Taxpayer ID (CPF)	Profession	Elective office held	Date of investiture	Nominated by the controlling stockholder	Percentage of attendance at meetings
Other positions held and roles performed at the issuer		Description of other positions/roles
Tatiana Grecco	08/31/1973	Board of Officers member only	04/26/2018	Annual	1
167.629.258-63	Technologist in Construction	19 – Other officers	06/25/2018	No	0.00%
Not applicable.		Officer
Candido Botelho Bracher	12/05/1958	Board of Officers member only	04/26/2018	Annual	10
039.690.188-38	Business Administrator	19 – Other officers	06/25/2018	No	0.00%
Not applicable.		Chief Executive Officer
Matias Granata	06/17/1974	Board of Officers member only	04/26/2018	Annual	4
228.724.568-56	Economist	19 – Other officers	06/25/2018	No	0.00%
Not applicable.		Officer
José Virgilio Vita Neto	09/13/1978	Board of Officers member only	04/26/2018	Annual	4
223.403.628-30	Lawyer	19 – Other officers	06/25/2018	No	0.00%
Not applicable.		Officer
Ana Lúcia de Mattos Barretto Villela	10/25/1973	Board of Directors member only	04/25/2018	Annual	0
066.530.828-06	Pedagogic Professional	29 – Other board members		Yes	0.00%
Member of the Nomination and Corporate Governance Committee Member of the Personnel Committee		Member of the Board of Directors (non-executive director)
Fábio Colletti Barbosa	10/03/1954	Board of Directors member only	04/25/2018	Annual	3
771.733.258-20	Business Administrator	29 - Other board members		Yes	100.00%
Member of the Personnel Committee		Member of the Board of Directors (independent director)
Member of the Nomination and Corporate Governance Committee
Member of the Strategy Committee
Chairman of the Related Parties Committee
Gustavo Jorge Laboissière Loyola	12/19/1952	Board of Directors member only	04/25/2018	Annual	10

12.5/6 - Composition and professional experience of the board of directors and fiscal council

Name	Date of birth	Management body	Date of election	Term of office	Number of consecutive terms of office
Taxpayer ID (CPF)	Profession	Elective office held	Date of investiture	Nominated by the controlling stockholder	Percentage of attendance at meetings
Other positions held and roles performed at the issuer		Description of other positions/roles
101.942.071-53	Economist	29 - Other board members		Yes	100.00%
Member of the Related Parties Committee		Member of the Board of Directors (independent director)
Member of the Compensation Committee
Chairman of the Audit Committee
José Galló	09/11/1951	Board of Directors member only	04/25/2018	Annual	2
032.767.670-15	Business Administrator	29 - Other board members		Yes	84.62%
Member of the Personnel Committee		Member of the Board of Directors (independent director)
Pedro Luiz Bodin de Moraes	07/13/1956	Board of Directors member only	04/25/2018	Annual	10
548.346.867-87	Economist	29 - Other board members		Yes	100.00%
Member of the Compensation Committee		Member of the Board of Directors (independent director)
Chairman of the Capital and Risk Management Committee
Member of the Related Parties Committee
Pedro Moreira Salles	10/20/1959	Board of Directors member only	04/25/2018	Annual	10
551.222.567-72	Banker	29 - Other board members		Yes	100.00%

12.5/6 - Composition and professional experience of the board of directors and fiscal council

Name	Date of birth	Management body	Date of election	Term of office	Number of consecutive terms of office
Taxpayer ID (CPF)	Profession	Elective office held	Date of investiture	Nominated by the controlling stockholder	Percentage of attendance at meetings
Other positions held and roles performed at the issuer		Description of other positions/roles
Chairman of the Strategy Committee		Co-chairman of the Board of Directors (non-executive director)

Chairman of the Nomination and Corporate Governance Committee

Chairman of the Personnel Committee

Member of the Compensation Committee
Ricardo Villela Marino	01/28/1974	Board of Directors member only	04/25/2018	Annual	10
252.398.288-90	Engineer	29 - Other board members		Yes	100.00%
Member of the Strategy Committee		Member of the Board of Directors (executive director)
Alfredo Egydio Setubal	09/01/1958	Board of Directors member only	04/25/2018	Annual	10
014.414.218-07	Business Administrator	29 - Other board members		Yes	92.31%
Member of the Personnel Committee		Member of the Board of Directors (non-executive director)
Member of the Nomination and Corporate Governance Committee

Member of the Disclosure and Trading Committee
Roberto Egydio Setubal	10/13/1954	Board of Directors member only	04/25/2018	Annual	10
007.738.228-52	Engineer	29 - Other board members		Yes	84.62%

12.5/6 - Composition and professional experience of the board of directors and fiscal council

Name	Date of birth	Management body	Date of election	Term of office	Number of consecutive terms of office
Taxpayer ID (CPF)	Profession	Elective office held	Date of investiture	Nominated by the controlling stockholder	Percentage of attendance at meetings
Other positions held and roles performed at the issuer		Description of other positions/roles
Member of the Capital and Risk Management Committee		Co-chairman of the Board of Directors (non-executive director)

Member of the Strategy Committee

Chairman of the Compensation Committee
Amos Genish	10/26/1960	Board of Directors member only	04/25/2018	Annual	1
009.194.169-50	Economist	29 - Other board members		Yes	76.92%
Member of the Personnel Committee		Member of the Board of Directors (independent director)
João Moreira Salles	04/11/1981	Board of Directors member only	04/25/2018	Annual	1
295.520.008-58	Economist	29 - Other board members		Yes	92.31%
Member of the Strategy Committee		Member of the Board of Directors (non-executive director)
Marco Ambrogio Crespi Bonomi	05/06/1956	Board of Directors member only	04/25/2018	Annual	1
700.536.698-00	Economist	29 - Other board members		Yes	84.62%
Member of the Nomination and Corporate Governance Committee		Member of the Board of Directors (non-executive director)

Member of the Capital and Risk Management Committee
Reinaldo Guerreiro	02/10/1953	Fiscal Council	04/25/2018	Annual	1
503.946.658-72	Accountant	46 - Fiscal Council (Alternate) Nominated by the controlling stockholder		Yes	0.00%
Not applicable.
Alkimar Ribeiro Moura	08/09/1941	Fiscal Council	04/25/2018	Annual	2
031.077.288-53	Economist	43 - Fiscal Council (Effective) Nominated by the controlling stockholder		Yes	100.00%
Not applicable.
Eduardo Azevedo do Valle	05/24/1957	Fiscal Council	04/25/2018	Annual	2
598.809.967-04	Engineer	47 - Fiscal Council (Alternate) Nominated by preferred stockholders		No	0.00%
Not applicable.
Carlos Roberto de Albuquerque Sá	01/31/1950	Fiscal Council	04/25/2018	Annual	3

12.5/6 - Composition and professional experience of the board of directors and fiscal council

Name	Date of birth	Management body	Date of election	Term of office	Number of consecutive terms of office
Taxpayer ID (CPF)	Profession	Elective office held	Date of investiture	Nominated by the controlling stockholder	Percentage of attendance at meetings
Other positions held and roles performed at the issuer		Description of other positions/roles
212.107.217-91	Economist	44 - Fiscal Council (Effective) Nominated by preferred stockholders		No	100.00%
Not applicable.
João Costa	08/10/1950	Fiscal Council	04/25/2018	Annual	9
476.511.728-68	Economist	46 - Fiscal Council (Alternate) Nominated by the controlling stockholder		Yes	0.00%
Not applicable.
José Caruso Cruz Henriques	12/31/1947	Fiscal Council	04/25/2018	Annual	7
372.202.688-15	Lawyer	40 – Chairman of the Fiscal Council Elected by the controlling stockholder		Yes	100.00%
Not applicable.

12.7/8 – Composition of committees

Name	Type of committee	Position held	Profession	Date of election	Term of office	Percentage of attendance at meetings
Taxpayer ID (CPF)	Description of other committees	Description of other positions held	Date of birth	Date of investiture	Number of consecutive terms of office
Other positions held/roles performed at the issuer
Antonio Carlos Barbosa de Oliveira	Audit Committee	Committee member (effective)	Engineer	04/26/2018	Annual	0.00%
528.154.718-68			06/13/1951	06/25/2018	0
Not applicable.
Antonio Francisco de Lima Neto	Audit Committee	Committee member (effective)	Economist	04/26/2018	Annual	100.00%
231.877.943-00			06/13/1965	06/25/2018	3
Not applicable.
Diego Fresco Gutierrez	Audit Committee	Committee member (effective)	Accountant	04/26/2018	Annual	100.00%
214.970.328-90			01/24/1970	06/25/2018	5
Not applicable.
Gustavo Jorge Laboissière Loyola	Audit Committee	Chairman of the Committee	Economist	04/26/2018	Annual	94.44%
101.942.071-53			12/19/1952	06/25/2018	1
Member of the Board of Directors

Member of the Related Parties Committee

Member of the Compensation Committee
Maria Helena dos Santos Fernandes de Santana	Audit Committee	Committee member (effective)	Economist	04/26/2018	Annual	94.44%
036.221.618-50			06/23/1959	06/25/2018	4
Not applicable.
Rogério Paulo Calderón Peres	Audit Committee	Committee member (effective)	Business Administrator	04/26/2018	Annual	100.00%
035.248.608-26			02/02/1962	06/25/2018	2
Not applicable.
Gustavo Jorge Laboissière Loyola	Compensation Committee	Committee member (effective)	Economist	04/26/2018	Annual	100.00%
101.942.071-53			12/19/1952	04/26/2018	2

12.7/8 - Composition of committees

Name	Type of committee	Position held	Profession	Date of election	Term of office	Percentage of attendance at meetings
Taxpayer ID (CPF)	Description of other committees	Description of other positions held	Date of birth	Date of investiture	Number of consecutive terms of office
Other positions held/roles performed at the issuer
Member of the Board of Directors

Chairman of the Audit Committee

Member of the Related Parties Committee
Israel Vainboim	Compensation Committee	Committee member (effective)	Engineer	04/26/2018	Annual	100.00%
090.997.197-87			06/01/1944	04/26/2018	3
Not applicable.
Pedro Luiz Bodin de Moraes	Compensation Committee	Committee member (effective)	Economist	04/26/2018	Annual	100.00%
548.346.867-87			07/13/1956	04/26/2018	8
Member of the Board of Directors

Chairman of the Capital and Risk Management Committee

Member of the Related Parties Committee
Pedro Moreira Salles	Compensation Committee	Committee member (effective)	Banker	04/26/2018	Annual	100.00%
551.222.567-72			10/20/1959	04/26/2018	8

12.7/8 - Composition of committees

Name	Type of committee	Position held	Profession	Date of election	Term of office	Percentage of attendance at meetings
Taxpayer ID (CPF)	Description of other committees	Description of other positions held	Date of birth	Date of investiture	Number of consecutive terms of office
Other positions held/roles performed at the issuer
Co-chairman of the Board of Directors
Chairman of the Strategy Committee
Chairman of the Nomination and Corporate Governance Committee

Chairman of the Personnel Committee
Roberto Egydio Setubal	Compensation Committee	Chairman of the Committee	Engineer	04/26/2018	Annual	100.00%
007.738.228-52			10/13/1954	04/26/2018	1
Co-chairman of the Board of Directors Member of the Capital and Risk Management Committee
Member of the Strategy Committee
Alexsandro Broedel	Other committees	Chairman of the Committee	Accountant	04/26/2018	Annual	100.00%
031.212.717-09	Disclosure and Trading Committee		10/05/1974	04/26/2018	5
Executive Officer

Investor Relations Officer

Alfredo Egydio Setubal	Other committees	Committee member (effective)	Business	04/26/2018	Annual	100.00%
			Administrator
014.414.218-07	Nomination and Corporate Governance Committee		09/01/1958	04/26/2018	9

12.7/8 - Composition of committees

Name	Type of committee	Position held	Profession	Date of election	Term of office	Percentage of attendance at meetings
Taxpayer ID (CPF)	Description of other committees	Description of other positions held	Date of birth	Date of investiture	Number of consecutive terms of office
Other positions held/roles performed at the issuer
Member of the Board of Directors

Member of the Personnel Committee

Member of the Disclosure and Trading Committee
Alfredo Egydio Setubal	Other committees	Committee member (effective)	Business	04/26/2018	Annual	50.00%
			Administrator
014.414.218-07	Disclosure and Trading		09/01/1958	04/26/2018	10
	Committee
Member of the Board of Directors

Member of the Nomination and Corporate Governance
Committee

Member of the Personnel Committee
Alfredo Egydio Setubal	Other committees	Committee member (effective)	Business	04/26/2018	Annual	100.00%
			Administrator
014.414.218-07	Personnel Committee		09/01/1958	04/26/2018	3
Member of the Board of Directors

Member of the Nomination and Corporate Governance Committee
Member of the Disclosure and Trading
Álvaro Felipe Rizzi Rodrigues	Other committees	Committee member (effective)	Lawyer	04/26/2018	Annual	100.00%
Committee	Disclosure and Trading		03/28/1977	04/26/2018	4
166.644.028-07	Committee
Officer
Amos Genish	Other committees	Committee member (effective)	Economist	04/26/2018	Annual	0.00%
009.194.169-50	Personnel Committee		10/26/1960	04/26/2018	1
Member of the Board of Directors
Ana Lúcia de Mattos Barretto Villela	Other committees	Committee member (effective)	Pedagogic	04/26/2018	Annual	0.00%
			Professional

12.7/8 - Composition of committees

Name	Type of committee	Position held	Profession	Date of election	Term of office	Percentage of attendance at meetings
Taxpayer ID (CPF)	Description of other committees	Description of other positions held	Date of birth	Date of investiture	Number of consecutive terms of office
Other positions held/roles performed at the issuer

066.530.828-06	Nomination and Corporate Governance Committee		10/25/1973	04/26/2018	0

Member of the Board of Directors
Member of the Personnel Committee
Ana Lúcia de Mattos Barretto Villela	Other committees	Committee member (effective)	Pedagogic Professional	04/25/2018	Annual	0
066.530.828-06	Annual		Personnel Committee		Yes	0.00%
	04/26/2018
Member of the Board of Directors
Member of the Nomination and Corporate Governance Committee
Caio Ibrahim David	Other committees	Committee member (effective)	Engineer	04/26/2018	Annual	100.00%
101.398.578-85	Disclosure and Trading Committee		01/10/1968	04/26/2018	8
Director Vice President
Carlos Henrique Donegá Aidar	Other committees	Committee member (effective)	Economist	04/26/2018	Annual	75.00%
076.630.558-96	Disclosure and Trading Committee		10/19/1965	04/26/2018	4
Not applicable.
Fábio Colletti Barbosa	Other committees	Committee member (effective)	Business Administrator	04/26/2018	Annual	100.00%
771.733.258-20	Personnel Committee		10/03/1954	04/26/2018	3
Member of the Board of Directors

Member of the Strategy Committee

Member of the Nomination and Corporate Governance Committee
Chairman of the Related Parties Committee
Fábio Colletti Barbosa	Other committees	Committee member (effective)	Business Administrator	04/26/2018	Annual	100.00%
771.733.258-20	Nomination and Corporate Governance Committee		10/03/1954	04/26/2018	3

12.7/8 - Composition of committees

Name	Type of committee	Position held	Profession	Date of election	Term of office	Percentage of attendance at meetings
Taxpayer ID (CPF)	Description of other committees	Description of other positions held	Date of birth	Date of investiture	Number of consecutive terms of office
Other positions held/roles performed at the issuer
Member of the Board of Directors

Member of the Strategy Committee

Chairman of the Related Parties Committee

Member of the Personnel Committee
Fábio Colletti Barbosa	Other committees	Committee member (effective)	Business Administrator	04/26/2018	Annual	100.00%
771.733.258-20	Strategy Committee		10/03/1954	04/26/2018	3
Member of the Board of Directors

Member of the Nomination and Corporate Governance Committee
Chairman of the Related Parties Committee
Member of the Personnel Committee
Fábio Colletti Barbosa	Other committees	Chairman of the Committee	Business Administrator	04/26/2018	Annual	100.00%
771.733.258-20	Related Parties Committee		10/03/1954	04/26/2018	1

Member of the Board of Directors

Member of the Strategy Committee
Member of the Nomination and Corporate Governance Committee

Member of the Personnel Committee
Fernando Marsella Chacon Ruiz	Other committees	Committee member (effective)	Mathematician	04/26/2018	Annual	75.00%
030.086.348-93	Disclosure and Trading Committee		08/29/1965	04/26/2018	9
Not applicable.
Gustavo Jorge Laboissière Loyola	Other committees	Committee member (effective)	Economist	04/26/2018	Annual	100.00%
101.942.071-53	Related Parties Committee		12/19/1952	04/26/2018	5

12.7/8 - Composition of committees

Name	Type of committee	Position held	Profession	Date of election	Term of office	Percentage of attendance at meetings
Taxpayer ID (CPF)	Description of other committees	Description of other positions held	Date of birth	Date of investiture	Number of consecutive terms of office
Other positions held/roles performed at the issuer
Member of the Board of Directors

Chairman of the Audit Committee

Member of the Compensation Committee
João Moreira Salles	Other committees	Committee member (effective)	Economist	04/26/2018	Annual	100.00%
295.520.008-58	Strategy Committee		04/11/1981	04/26/2018	1
Member of the Board of Directors
José Galló	Other committees	Committee member (effective)	Business Administrator	04/26/2018	Annual	100.00%
032.767.670-15	Personnel Committee		09/11/1951	04/26/2018	2
Member of the Board of Directors
Leila Cristiane Barboza Braga de Melo	Other committees	Committee member (effective)	Lawyer	04/26/2018	Annual	50.00%
153.451.838-05	Disclosure and Trading Committee		10/04/1971	04/26/2018	6
Executive Officer
Marco Ambrogio Crespi Bonomi	Other committees	Committee member (effective)	Economist	04/26/2018	Annual	0.00%
700.536.698-00	Nomination and Corporate Governance Committee		05/06/1956	04/26/2018	1
Member of the Board of Directors

Member of the Capital and Risk Management Committee
Marco Ambrogio Crespi Bonomi	Other committees	Committee member (effective)	Economist	04/26/2018	Annual	0.00%
700.536.698-00	Capital and Risk Management Committee		05/06/1956	04/26/2018	0
Member of the Board of Directors

Member of the Nomination and Corporate Governance Committee
Pedro Luiz Bodin de Moraes	Other committees	Chairman of the Committee	Economist	04/26/2018	Annual	100.00%

12.7/8 - Composition of committees

Name	Type of committee	Position held	Profession	Date of election	Term of office	Percentage of attendance at meetings
Taxpayer ID (CPF)	Description of other committees	Description of other positions held	Date of birth	Date of investiture	Number of consecutive terms of office
Other positions held/roles performed at the issuer

548.346.867-87	Capital and Risk Management		07/13/1956	04/26/2018	9
	Committee

Member of the Board of Directors

Member of the Related Parties Committee

Member of the Compensation Committee
Pedro Luiz Bodin de Moraes	Other committees	Committee member (effective)	Economist	04/26/2018	Annual	93.33%
548.346.867-87	Related Parties Committee		07/13/1956	04/26/2018	5
Member of the Board of Directors
Chairman of the Capital and Risk Management Committee

Member of the Compensation Committee
Pedro Moreira Salles	Other committees	Chairman of the Committee	Banker	04/26/2018	Annual	100.00%
551.222.567-72	Strategy Committee		10/20/1959	04/26/2018	9
Co-chairman of the Board of Directors
Chairman of the Nomination and Corporate Governance Committee
Chairman of the Personnel Committee Member of the Compensation Committee

12.7/8 - Composition of committees

Name	Type of committee	Position held	Profession	Date of election	Term of office	Percentage of attendance at meetings
Taxpayer ID (CPF)	Description of other committees	Description of other positions held	Date of birth	Date of investiture	Number of consecutive terms of office
Other positions held/roles performed at the issuer
Pedro Moreira Salles	Other committees	Chairman of the Committee	Banker	04/26/2018	Annual	100.00%
551.222.567-72	Nomination and		10/20/1959	04/26/2018	9
	Corporate Governance
	Committee
Co-chairman of the Board of Directors

Chairman of the Strategy Committee

Chairman of the Personnel Committee
Member of the Compensation Committee
Pedro Moreira Salles	Other committees	Chairman of the Committee	Banker	04/26/2018	Annual	100.00%
551.222.567-72	Personnel Committee		10/20/1959	04/26/2018	9
Co-chairman of the Board of Directors

Chairman of the Strategy Committee

Chairman of the Nomination and Corporate Governance Committee

Member of the Compensation Committee
Ricardo Villela Marino	Other committees	Committee member (effective)	Engineer	04/26/2018	Annual	100.00%
252.398.288-90	Strategy Committee		01/28/1974	04/26/2018	8
Member of the Board of Directors
Roberto Egydio Setubal	Other committees	Committee member (effective)	Engineer	04/26/2018	Annual	100.00%
007.738.228-52	Strategy Committee		10/13/1954	04/26/2018	9

12.7/8 - Composition of committees

Name	Type of committee	Position held	Profession	Date of election	Term of office	Percentage of attendance at meetings
Taxpayer ID (CPF)	Description of other committees	Description of other positions held	Date of birth	Date of investiture	Number of consecutive terms of office
Other positions held/roles performed at the issuer
Co-chairman of the Board of Directors Member of the Capital and Risk Management Committee

Chairman of the Compensation Committee
Roberto Egydio Setubal	Other committees	Committee member (effective)	Engineer	04/26/2018	Annual	87.50%
007.738.228-52	Capital and Risk Management Committee		10/13/1954	04/26/2018	9
Co-chairman of the Board of Directors

Member of the Strategy Committee

Chairman of the Compensation Committee

13.11. In a table, please indicate, for the past three years, regarding the Board of Directors, Statutory Executive Board, and Fiscal Council:

Year ended December 31, 2017
a	Body	Board of Directors	Executive Board	Fiscal Council
b	Number of members	10.18	21.67	5.58
c	Number of members who receive compensation	10.18	21.67	5.58
d	Amount of the highest individual compensation	12,228,000	40,918,000	220,500
e	Amount of the lowest individual compensation	2,567,000	2,309,000	88,200
f	Average amount of individual compensation (total compensation divided by the number of compensated members)	4,822,777	13,505,633	155,642

For the annual amount of the lowest individual compensation, members who have not fully performed their duties in the 12 months of the relevant year were disregarded. Members who received the amount of the highest compensation in each body performed their duties during the 12 months of the relevant year.

Year ended December 31, 2016
a	Body	Board of Directors	Executive Board	Fiscal Council
b	Number of members	8.67	21.33	4.33
c	Number of members who receive compensation	8.67	21.33	4.33
d	Amount of the highest individual compensation	11,709,000	72,935,000	220,500
e	Amount of the lowest individual compensation	2,109,000	1,903,000	88,200
f	Average amount of individual compensation (total compensation divided by the number of compensated members)	3,369,550	13,341,960	159,584

For the annual amount of the lowest individual compensation, members who have not fully performed their duties in the 12 months of the relevant year were disregarded. Members who received the amount of the highest compensation in each body performed their duties during the 12 months of the relevant year.

In 2016 structural changes were carried out in the Company’s Executive Board. Accordingly, the amount of the highest individual compensation of the Statutory Executive Board includes a non-recurring special termination bonus for significant contribution to the Company, in shares of the Company and a three year deferral period. The amount recorded as non-recurring was R$37,611 thousand.

Year ended December 31, 2015
a	Body	Board of Directors	Executive Board	Fiscal Council
b	Number of members	8.50	19.83	6.00
c	Number of members who receive compensation	8.50	19.83	6.00
d	Amount of the highest individual compensation	14,348,000	52,027,000	220,500
e	Amount of the lowest individual compensation	2,109,000	2,069,000	88,200
f	Average amount of individual compensation (total compensation divided by the number of compensated members)	4,198,949	14,540,073	154,350

For the annual amount of the lowest individual compensation, members who have not fully performed their duties in the 12 months of the relevant year were disregarded. Members who received the amount of the highest compensation in each body performed their duties during the 12 months of the relevant year.